ASML reports record sales for 2015 Proposes to raise dividend by 50% Announces plan for additional €1 billion share repurchases ASML 2015 Fourth-Quarter and 2015 Annual Results Veldhoven, the Netherlands January 20, 2016 Public

Public Slide 2 January 20, 2016 This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, including expected customer demand in specified market segments including memory, logic and foundry, expected trends, expected liquidity and capital structure, expected levels of service sales, systems backlog, expected financial results for the first quarter of 2016 and expected sales trends in the second quarter, including expected sales, other income, gross margin, R&D and SG&A expenses and effective tax rate, annual revenue opportunity for ASML and EPS potential by end of decade, productivity of our tools and systems performance, TWINSCAN and EUV system performance (such as endurance tests), expected industry trends, statements with respect to expected system shipments, including the number of EUV systems expected to be shipped and timing of shipments and recognition in revenue and other EUV targets (including availability, productivity and shipments) and roadmaps, shrink being key driver to industry growth, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value, goals for holistic lithography, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward- looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking statements

Public Slide 3 January 20, 2016 Agenda • Investor key messages • Business highlights • Business environment • Outlook • EUV highlights • Financial statements

Public Slide 4 January 20, 2016 Investor key messages

Public Slide 5 January 20, 2016 Investor key messages • Shrink is the key industry driver supporting innovation and providing long term industry growth • Moore’s Law will continue and be affordable • Lithography enables affordable shrink and therefore delivers compelling value for our customers • ASML’s strategy of large R&D investments in lithography product roadmaps supports future industry needs • DUV product improvement roadmaps and Holistic Litho enable multi-pass immersion patterning today, with Holistic Litho supporting EUV in future. These highly differentiated products provide unique value drivers for us and our customers • EUV faces normal new technology introduction challenges but its adoption is now a matter of WHEN not IF. EUV will continue to enable Moore’s Law and will drive long term value for ASML • ASML models an annual revenue opportunity of €10 billion by 2020 and given the significant leverage in our financial model this will allow a potential tripling of EPS by the end of this decade, compared to calendar year 2014, thereby creating significant value for all stakeholders • We expect to continue to return excess cash to our shareholders through dividends that are stable or growing and regularly timed share buybacks in line with our policy

Public Slide 6 January 20, 2016 Business highlights

Public Slide 7 January 20, 2016 2015 - highlights • Record net sales of € 6.3 billion, including record Service and Options sales of € 2 billion, gross margin 46.1%, net income € 1.4 billion and EPS € 3.22 • EUV: we met our 2015 productivity and availability targets and successfully started shipping NXE:3350B, our 4th generation EUV system • DUV: successful ramping our TWINSCAN NXT:1980, our next generation immersion system, shipped 7 systems • Holistic litho: continued adoption of these products with all our major customers • Capital return: returned € 867 million cash to shareholders through combined dividend and share buyback

Public Slide 8 January 20, 2016 Q4 results summary • Q4 sales in line with our guidance • Net sales of € 1,434 million, 37 litho systems sold, valued at € 881 million, net service and field option sales at € 553 million • Average selling price of € 23.8 million per system • Gross margin of 46.0% • Operating margin of 22.2% • Net bookings of € 1,184 million • Backlog at € 3,184 million Numbers have been rounded for readers’ convenience

Public Slide 9 January 20, 2016 EUV ArF i ArFdry KrF I-Line — 14 2 24 4 Net system sales breakdown in value Technology ArF Immersion 72% ArF Dry 3% KrF 23% I-line 2% Region (ship to location) USA 13% Korea 36% Taiwan 31% China 10% Japan 9% Europe 1% End-Use Memory 44% Foundry 44%IDM 12% Q4’15 total value € 881 million Sales in Units EUV ArF i ArFdry KrF I-Line — 11 3 20 3 Q3’15 total value € 975 million ArF Immersion 68% ArF Dry 3% KrF 27% I-line 2% Memory 56% Foundry 32% IDM 12% Numbers have been rounded for readers’ convenience USA 15% Korea 28% Taiwan 30% China 14% Japan 11% Rest of Asia 2%

Public Slide 10 January 20, 2016 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 N et Sa le s 2010 2011 2012 2013 2014 2015 742 1,452 1,252 892 1,397 1,650 1,069 1,529 1,228 1,187 1,644 1,6541,176 1,459 1,229 1,318 1,322 1,549 1,521 4,508 1,211 5,651 1,023 4,732 1,848 5,245 1,494 1,434 Total net sales million € by quarter Q4 Q3 Q2 Q1 5,856 Numbers have been rounded for readers’ convenience 6,287

Public Slide 11 January 20, 2016 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 N et Sa le s 2010 2011 2012 2013 2014 2015 2,585 2,184 935 1,489 2,225 2,115 366 844 588 440 831 514 944 1,856 2,279 2,064 1,186 1,608 613 4,508 767 5,651 930 4,732 1,252 5,245 1,614 5,856 2,050 Total net sales million € by End-use 6,287 Service & Options Foundry IDM Memory Numbers have been rounded for readers’ convenience

Public Slide 12 January 20, 2016 Bookings activity by sector As of Q2 2015, our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting as of the NXE:3350B) Q4’15 total value € 1,184 million New systems Used systems Units 39 5 Value M€ 1,174 10 New systems Used systems Units 32 3 Value M€ 899 5 Q3’15 total value € 904 million Memory 47% Foundry 52% IDM 1% Memory 52% Foundry 38%IDM10% Numbers have been rounded for readers’ convenience

Public Slide 13 January 20, 2016 System backlog in value Backlog definition see slide 12 Technology EUV 23% ArF Immersion 61% ArF Dry 5% KrF 10% I-line 1% Region (ship to location) USA 34% Korea 29% Taiwan 16% China 16% Japan 1% Rest of Asia 3% Europe 1% End-Use Memory 31% Foundry 37% IDM 32% Q4’15 total value € 3,184 million Q3’15 total value € 2,880 million EUV 26% ArF Immersion 59% ArF Dry 3% KrF 11% I-line 1% Memory 33% Foundry 29% IDM 38% USA 39% Korea 36% Taiwan 16% China 3% Japan 4% Europe 2% New systems Used systems Units 68 11 Value M€ 3,149 35 New systems Used systems Units 61 11 Value M€ 2,835 45 Numbers have been rounded for readers’ convenience

Public Slide 14 January 20, 2016 Capital return to shareholders • Paid € 302 million in dividend and purchased € 565 million worth of our own shares in 2015 • Propose to increase dividend by 50% to € 1.05 per ordinary share • Announcing new plan for share buyback program of € 1.5 billion over 2016/2017, which includes approx. € 500 million remaining of our prior program Dividend history 1.2 1.0 0.8 0.6 0.4 0.2 0.0 D iv id en d (e ur o) 2007 2008 2009 2010 2011 2012 2013 2014 2015 0.25 0.20 0.20 0.40 0.46 0.53 0.61 0.70 1.05 Cumulative capital return 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 € m illi on 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Dividend Share buyback The dividend for a year is paid in the subsequent year Numbers have been rounded for readers’ convenience proposed

Public Slide 15 January 20, 2016 Business environment

Public Slide 16 January 20, 2016 • 2x nm DRAM node progressing, 1x nm node initial production starting • Planar NAND shrink continues • 3D NAND technology ramping • New fab announcement for China • One fab near completion and one fab equipment-ready by mid year • X-Point architecture introduced and market opportunity being evaluated • Multiple new foundry fabs accepting equipment in 2016 • Continued demand for litho tools for several nodes • Modest tool shipments continue for 28 nm and 16/14 nm nodes • 10 nm foundry and MPU significant volume ramp starting in Q2 2016 • High demand for service and field options continues to be driven by Holistic litho, growing installed base and upgrade products which allows for improved process control and capital efficiency Business environment Service & field options Memory Logic

Public Slide 17 January 20, 2016 Outlook

Public Slide 18 January 20, 2016 Outlook • Q1 net sales approximately € 1.3 billion • Gross margin around 42% • R&D costs of about € 275 million • SG&A costs of about € 90 million • Other income (Customer Co-Investment Program) of about € 23 million • Effective tax rate for full year 2016 around 13% • Our guidance for Q1: Numbers have been rounded for readers’ convenience • As we indicated 3 months ago, we expect logic customers to take shipments for ramping the 10 nm node starting Q2 • As a result, we expect Q2 sales to increase significantly from Q1 level

Public Slide 19 January 20, 2016 EUV highlights

Public Slide 20 January 20, 2016 EUV targets and achievements • More than 1000 wafers per day exposed on NXE:3300B at customer site, further improved to more than 1250 wafers per day on NXE:3350B at ASML • More than 15,000 wafers exposed in four-week manufacturing readiness test at customer site • Majority of customer systems achieved four-week average availability of more than 70%; best result more than 80% over four weeks • Overall annual average availability is lower, still needs to be improved • Two NXE:3350B systems shipped as of end-2015 • One shipment in progress Productivity - Target: 1000 wafers per day Availability - Target: 70% NXE:3350 - Target: 6 1500 wafers per day 80% 6-7 NXE shipments (NXE:3300, NXE:3350, NXE:3400) 2016 targets2015 achievements

Public Slide 21 January 20, 2016 Financial statements

Public Slide 22 January 20, 2016 Consolidated statements of operations M€ Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Net sales 1,494 1,650 1,654 1,549 1,434 Gross profit 657 779 754 703 660 Gross margin % 44.0% 47.2% 45.6% 45.4% 46.0% Other income* 20 21 21 21 21 R&D costs (268) (261) (267) (267) (273) SG&A costs (79) (82) (88) (86) (90) Income from operations 330 456 419 372 318 Operating income % 22.1% 27.6% 25.3% 24.0% 22.2% Net income 305 403 370 322 292 Net income as a % of net sales 20.4% 24.4% 22.4% 20.8% 20.4% Earnings per share (basic) € 0.70 0.93 0.86 0.75 0.68 Earnings per share (diluted) € 0.70 0.93 0.85 0.75 0.68 Litho units sold 35 47 41 44 37 ASP new litho systems 34.7 30.8 32.5 24.2 26.9 Net booking value** 1,387 1,028 1,523 904 1,184 * Customer Co-Investment Program (CCIP) ** As of Q2 2015, our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting as of the NXE:3350B). This change has no impact on the comparative figures. Numbers have been rounded for readers’ convenience

Public Slide 23 January 20, 2016 Cash flows M€ Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Net income 305 403 370 322 292 Net cash provided by (used in) operating activities 409 337 284 420 985 Net cash provided by (used in) investing activities 77 124 (107) (99) (1,078) Net cash provided by (used in) financing activities (213) (112) (458) (133) (131) Net increase (decrease) in cash & cash equivalents 275 359 (284) 186 (222) Free cash flow* 281 250 205 333 864 * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements Numbers have been rounded for readers’ convenience

Public Slide 24 January 20, 2016 Balance sheets M€ Assets Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Cash & cash equivalents and short-term investments 2,754 2,838 2,520 2,681 3,409 Net accounts receivable and finance receivables 1,304 1,510 1,589 1,593 1,208 Inventories, net 2,550 2,607 2,592 2,537 2,574 Other assets 835 929 871 846 940 Tax assets 232 299 264 203 181 Goodwill 2,358 2,611 2,569 2,574 2,624 Other intangible assets 724 774 751 739 738 Property, plant and equipment 1,447 1,523 1,519 1,533 1,621 Total assets 12,204 13,091 12,675 12,706 13,295 Liabilities and shareholders' equity Current liabilities 2,889 3,194 2,854 2,711 3,107 Non-current liabilities 1,802 1,820 1,859 1,850 1,799 Shareholders' equity 7,513 8,077 7,962 8,145 8,389 Total liabilities and shareholders' equity 12,204 13,091 12,675 12,706 13,295 Numbers have been rounded for readers’ convenience